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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*


                         North American Vaccine, Inc.
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                                (Name of Issuer)


                          Common Stock, No Par Value
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                         (Title of Class of Securities)


                                 657-201-109
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                                 (CUSIP Number)

  Charles-A. Tessier, Vice-President, Legal Affairs and Corporate Secretary,
             BioChem Pharma, Inc., 275 Armand Frappier Boulevard,
                         Laval, Quebec H7V 4A7 Canada
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                April 17, 1996
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 657-201-109                                          PAGE 2 OF 5 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BIOCHEM PHARMA INC. (formerly IAF BioChem International Inc.)
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


Laval, Quebec, Canada
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           11,248,488 Common Stock Plus 69,374 Vested Options
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          11,248,488 Common Stock Plus 69,374 Vested Options
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    11,248,488 Common Stock Plus 69,374 Vested Options
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   11,317,862 Common Stock (11,248,488 Common Stock Plus 69,374 Vested Options)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /
     n/a
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


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14   TYPE OF REPORTING PERSON*

     CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               Page 3 of 5 Pages

Item 1.  Security and Issuer.

         This Amendment relates to the Common Stock, no par value (the "Common Stock") of North American Vaccine, Inc. (the "Company"), 12103 Indian Creek Court, Beltsville, Maryland, U.S.A. 20705.


Item 2.  Identity and Background.

         This Amendment is being filed by BioChem Pharma Inc. ("BioChem"). BioChem is a publicly-owned Canadian pharmaceutical company incorporated under the laws of Quebec, Canada. BioChem has specialized since 1986 in the research, development, manufacture and sale of products for the diagnosis, treatment and prevention of diseases involving the immune system. The principal executive offices of BioChem are at 275 Armand-Frappier Boulevard, Suite 600, Laval, Quebec, H7V 4A7 and its telephone number is (514) 681-1744.

         BioChem has not, during the last five years, or at any time prior thereto: (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its having been or being subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The transaction being reported is the exercise of stock options perviously granted to BioChem by the Company. The options were for a total of 46,152 shares of the Company's Common Stock at an exercise price of $1.813 per share. the total exercise price was $83,673.58. BioChem paid the exercise price from its working capital.





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                                                               Page 4 of 5 Pages


Item 4.  Purpose of Transaction.

         The purpose of the acquisitions was to exercise favorable options.

         The transaction will not result in:

         (a) a sale or transfer of material amount of the assets of the Company or any of its subsidiaries;

         (b) any other material change in the company's business or corporate structure;

         (c) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (d) causing the Company's Common Stock to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association.

Item 5.  Interest in Securities of the Issuer.

         (a) Following a stock split of two common shares for one common share on January 29, 1992, BioChem owns 11,248,488 shares of the Company's Common Stock, 1,000,000 shares of the Company's Class A Preferred Stock and options to purchase 69,374 shares of the Company's Common Stock. As of the date hereof, BioChem beneficially owns an aggregate amount of 13,317,862 of the Company's Common Stock.

         (b) The amount disclosed includes 1,000,000 shares of the Company's Class A Preferred Stock which are convertible into 2,000,000 shares of the Company's Common Stock, 69,374 shares of the Company's Common Stock which may be purchased upon the exercise of stock options currently exercisable.





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                                                               Page 5 of 5 Pages

         (c) BioChem has sole and exclusive voting and dispositive power with respect to all shares of the Company's Common Stock and Class A Preferred Stock.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With respect to Securities of the Issuer.

         No change from the Schedule 13D as originally filed.

Item 7.  Material to be Filed as Exhibits.

         Not applicable.


Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct .


                                                  BIOCHEM PHARMA INC.

                                              By: /s/ Charles-A. Tessier
                                                  ------------------------------
                                                  Charles-A. Tessier
                                                  Vice-President, Legal Affairs
                                                  and Corporate Secretary



Dated:  January 8, 1998